October 31, 2007

Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7010

Re:	Form 10-K/A for the fiscal year ended December 31, 2006
Forms 10-Q for the periods ended March 31, 2007 and June 30, 2007
File No. 1-14761

Dear Mr. Decker:

We received your comment letter dated October 17, 2007 regarding GAMCO Investors, Inc.’s (“GBL”) Form 10-K/A for the fiscal year ended December 31, 2006 and Forms 10-Q for the periods ended March 31, 2007 and June 30, 2007.

For your convenience, we have repeated your comments and provided our responses below:

FORM 10-K/A FOR THE PERIOD ENDED DECEMBER 31, 2006

Comment:	1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in an amendment to your Form 10-K/A for the year ended December 31, 2006 and Form 10-Q for the period ended June 30, 2007.

Response:
We have responded to each of the comments below, and for each request for additional disclosure, we have provided our proposed disclosure in our response.  In accordance with our discussions with the staff, we will file an amendment to our Form 10-K/A for the year ended December 31, 2006 and Form 10-Q for the period ended June 30, 2007 to incorporate the applicable proposed disclosures and revisions after we discuss these proposed disclosures and revisions with the staff.  We will also incorporate any revised disclosures into any future filings as applicable.

Comment:	2.
Note A – Significant Accounting Policies, page F-10.  Restatement, page F-15.  We have reviewed your response to prior comment 4 from our letter dated September 26, 2007.  Your proposed disclosure indicates that you determined that the amount accrued during 2006 and some accruals relating to 2005 were no longer appropriate, due to turnover in your Investment Partnership area, a revision to the compensation structure and other qualitative assessments.  Please further explain how and when the original accruals were recorded and the underlying basis for those accruals.  Please specifically address how the turnover in your Investment Partnership area, the revision to the compensation structure and other qualitative assessments lead to your determination that certain accruals were no longer appropriate.  In addition, your reference that “certain accruals were no longer appropriate” implies that these accruals may have originally been appropriately recorded in 2005 and 2006.  Based on the fact that you have restated your financial statements we assume that this is a correction of an error and not a change in accounting estimate.  Revise your disclosures accordingly.

Response:	Our proposed disclosures are as follows:

It is the policy of GBL to accrue Investment Partnership compensation expense on a monthly basis during the course of the year using the formula-based payout rate on net revenues and to specifically allocate to individuals at year-end.  It was determined that the amount accrued during 2006 and some accruals relating to 2005 were no longer appropriate following the departure of marketing staff, the reassignment of management staff, and the reduction of rates for certain payouts.  This determination was made subsequent to our issuance of the 2006 Form 10-K after an analysis was performed.  The information used in management’s analysis was available prior to the issuance of the 2006 Form 10-K.Management determined that this was an error and not a change in an accounting estimate.  Because it was deemed an error and the amounts were material to interim and full year periods in 2006, GBL amended its Form 10-K for the year ended 2006 and 2005 to reflect the reversals.  None of the accruals relate to periods prior to 2005.  As a result of the restatement, there was a change in management fees.  As disclosed in Note I – Related Party Transactions, GBL and our Chairman entered into an Employment Agreement whereby GBL pays the Chairman 10% of our aggregate pre-tax profits while he is an executive of GBL and devoting the substantial majority of his working time to the business of GBL.  Any increase in profits or decrease in expenses results directly in a higher management fee.

Comment:	3.
Note B – Investments in Securities, page F-17.  We have reviewed your response to prior comment 9 from our letter dated September 26, 2007.  It is unclear to us why, based on the terms of your management fee arrangement with Mr. Gabelli which contractually obligates you to pay Mr. Gabelli a management fee equal to 10% of consolidated pre-tax profits, you believe that “calculating and applying the management fee only when the AFS gains and losses are realized…would be distortive.”  It appears to us that by recording your unrealized gains and losses associated with available for sale securities net of the 10% fee payable to Mr. Gabelli you are accruing for an obligation prior to incurring such obligation.  In light of our above concerns as well as the fact that SFAS 115 does not contemplate the netting of potential fees associated with the future realization of unrealized gains and losses, we are unclear as to the appropriateness of your accounting.

Response:
SFAS 115 is silent on management fees that are tied to consolidated net pre-tax profit performance, including the future realization of unrealized gains and losses, as is the case with Mr. Gabelli’s management fee. Accordingly, we relied on our understanding of the intent of SFAS 115 and of the appropriate application of the matching principle of GAAP.  It is our understanding that the intent of SFAS 115 is to account for available for sale securities’ unrealized gain and loss impact on stockholders’ equity on the same basis as trading securities’ unrealized gain and loss impact on stockholders’equity (albeit the former’s effect is on comprehensive income whereas the latter’s effect is on net income).  In order to accomplish this, it is necessary to affect the available for sale securities’ unrealized gains and losses by the 10% management fee to Mr. Gabelli to maintain comparability with the net effect of trading securities’ unrealized gains and losses on stockholders’ equity.  This approach has been consistently applied since we first reported available for sale securities, and our independent public accounting firm, Ernst & Young, LLP, has not objected to and continues not to object to this approach.

Please note that if the 10% management fee had not been netted against the unrealized gains in the computation of accumulated other comprehensive income the increase to the stockholders’ equity section at December 31, 2005, December 31, 2006, March 31, 2007 and June 30, 2007 would have been less than 0.5% at each period end.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2007

Comment:	4.
Item 4 – Controls and Procedures, page 20.  We have reviewed your response to prior comment 15 from our letter dated September 26, 2007.  We note that you now include the complete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e).  However, you must also disclose your conclusion that your disclosure controls and procedures are effective or ineffective, whichever the case may be.  See Item 307 of Regulation S-K.  Please revise accordingly.

Response:
In responding to prior comment 15 from your letter dated September 26, 2007, we limited our response to the portion of our Item 4 disclosure that you had specifically questioned and therefore did not include the entire Item 4 disclosure as it would read.  In this response, we have provided the entire Item 4 revised proposed disclosure as follows, including the inclusion of the conclusion of the effectiveness of the controls which was in our 10-Q as originally filed:

The Company maintains a system of disclosure controls and procedures that is designed to provide reasonable assurance that information, which is required to be timely disclosed, is recorded, processed, summarized, and reported to management within the time periods specified in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result of the first material weakness, the Company restated its December 31, 2005 consolidated financial statements, included in Item 8 of the Company’s Form 10-K/A, to properly reflect these proprietary investments. This first material weakness also resulted in errors in the Company’s interim consolidated financial statements for the periods ended March 31, 2006, June 30, 2006, and September 30, 2006. In April 2007, the Company restated its consolidated financial statements for each of the above interim periods.

As disclosed in the Company’s Form 10-K/A as at and for the period ended December 31, 2006, the Company identified two material weakensses in internal control over financial reporting. These deficiencies were identified during the course of the 2006 audit. Accordingly, because of these material weaknesses, management concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2006 and that the Company did not maintain effective internal control over financial reporting, as of December 31, 2006.

However, subsequent to December 31, 2006, we have taken steps to strengthen our disclosure controls, procedures and internal controls over financial reporting. These steps were taken to strengthen our processes relating to the material weaknesses discussed above. Specifically, we have implemented the following internal control improvements:

–
With regard to the first material weakness, we have implemented a new procedure to review the accounting treatment for all proprietary investments on a regular basis.  We have also worked with the personnel in our operations and accounting areas who are responsible for the accounting for these proprietary investments to ensure that appropriate procedures are in place to more closely monitor proprietary investments.

–	In the second material weakness relating to the evaluation of and accounting for certain non-routine transactions in accordance with U.S. generally accepted accounting principles, the Company’s control deficiencies over accrual of compensation expense for investment partnerships compensation were contemplated on the determination of the material weakness evaluation. As a result of the second material weakness, the Company filed a Form 10-K/A for the year ended December 31, 2006 to restate the financial statements to reflect the reversal of certain previously-accrued expenses for investment partnerships compensation.

The Company’s Chief Executive Officer and Co-Chief Financial Officers, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in the Exchange Act) as of the end of the period covered by this quarterly report, have concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officers, as appropriate to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

The Company’s internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Other than the changes described above related to the on-going remediation of the Company’s two material weaknesses identified during the course of the 2006 audit, there were no changes in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Comment:	5.
Item 4 – Controls and Procedures, page 20.  In addition, your proposed disclosure indicates there were no significant changes in your internal controls subsequent to the date of your most recent evaluation.  Please disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter, as opposed to your current disclosure relating to the time period subsequent to the date of your most recent evaluation.  See Item 308 of Regulation S-K.

Response:	Please see response to comment 4 above.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please call the undersigned at (914) 921-5000.

Sincerely,
/s/ Kieran Caterina
Kieran Caterina
Acting co-Chief Financial Officer

/s/ Diane M. LaPointe
Diane M. LaPointe
Acting co-Chief Financial Officer